Fax

RECEIVED
2008 JUL 22 A 8:-3
FICE OF INTERNATIONAL CORPORATE FINANCE

LIBERTY INTERNATIONAL

Direct Line. 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To: [redacted]

Attn: SEC Release

Fax: +12027729207

08003948

Date: 17.07.2008

SUPPL

From: Liberty International PLC

Headline: Directorate change

PROCESSED
JUL 25 2008
THOMSON REUTERS

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

dlw 7/23

Directorate change

17 July 2008

Appointment of Patrick Burgess as Chairman of Liberty International PLC in succession to Sir Robert Finch

Liberty International announces the appointment of Patrick Burgess MBE as Chairman of Liberty International with effect from 31 July 2008 following the decision by Sir Robert Finch to retire from the Board.

Sir Robert Finch has today announced that he will be leaving Liberty International PLC at the end of his 3 year term of office. He will remain a consultant to the group for a further 2 years.

Patrick has been an independent non-executive Director of Liberty International since 2001 and will be independent upon his appointment as Chairman. Patrick has a broad range of highly relevant experience in the corporate world and the Board looks forward to his contribution to the group's future development.

Biographical details of Patrick Burgess are attached to this press release.

Liberty International much regrets that Sir Robert has decided to leave the Group and thanks Sir Robert for his significant efforts and wishes him well in the years ahead.

Sir Robert Finch said:

"I have now completed my term of office at Liberty International and now wish to pursue a number of very promising opportunities. Accordingly, the Directors have agreed to my departure from the Board with effect from 31 July 2008.

We have achieved much in my time at the Company. It is now a REIT; we have repositioned Capital & Counties and I leave with the Company well placed for the years ahead. I wish the Company well."

Patrick Burgess commented:

"I am delighted to take on the position of Chairman of Liberty International. Sir Robert has successfully guided the affairs of the Company during his time as Chairman and leaves Liberty International in good shape. On behalf of the Board I thank him for his significant contribution and wish him every success in the future. I look forward to continuing the successful development of Liberty International."

Biographical details of Patrick Burgess

Background:

Aged 63. Married with three children.

Educated at Wimbledon College then Beaumont College and Gonville & Caius College, Cambridge (where he was an Open Scholar). He read Architecture and English: MA (Cantab).

Professional:

He qualified as a Solicitor in 1972 and became a partner in Gouldens in 1974; serving, subsequently, as the head of the Corporate Department for fourteen years and as Senior Partner for six. He was one of three partners who rejuvenated a very long established firm and built it into one of the best known firms among the top fifteen in the City of London. Under his aegis the firm amalgamated in 2003 with Jones Day where he remained until 2007 when the integration process was complete.

He has an extensive experience of corporate governance and corporate and tax work, both domestically and internationally; his specialist areas are mergers and acquisitions and corporate structuring, although he has conducted significant assignments in the fields of joint ventures, venture capital/private equity and international corporate structures.

He also has considerable experience in compliance, regulatory and Stock Exchange matters, has lectured for the London Stock Exchange and has been a regular public speaker in the City.

Business:

Besides his corporate law work, he has a wide experience of business. He is an active non-executive director of a number of public listed and larger private companies. In addition to his role as Senior Independent Director and Chairman of the Audit Committee of Liberty International, he is a non-executive director of Standard Bank London PLC and, previously, a non-executive director of the Kaye Organisation Limited, holding company of Lansing Bagnall Limited, one of the UK's larger successful engineering manufacturing groups, First Technology PLC and a number of other companies.

Corporate Finance:

He was one of only two members who sat on both of the London Stock Exchange working parties which led to the formation of AIM and was for some time a member of the AIM Appeals Committee.

He is the author of "Unlocking Growth - the Burgess Report on Venture Capital" published March 2001, a shortened version of which was published by CPS and which was explicitly stated to be presented on non party political lines. He is currently working on an update. He was a member of the C.B.I. committee which published "A Bigger Share - encouraging growth in smaller companies" published in October 2001 by the CBI/SME Council (on which he sat between 2000 and 2005).

Civic & Charitable:

He was master of the Worshipful Company of Feltmakers in 2004 and is also a Liveryman of the Worshipful Company of Solicitors. He is a Member of the Order of the British Empire and an Officer of the

Venerable Order of St. John. He has been active in a number of community groups where he has lived and is the Chairman of the Council of St. John for Sussex. He is involved in a number of other Charities including the Chairmanship of the Thrombosis Research Institute (attached to the University of London).

BACKGROUND ON LIBERTY INTERNATIONAL

LIBERTY INTERNATIONAL PLC is one of the UK's largest listed property companies and a constituent of the FTSE-100 Index of the UK's leading listed companies. Liberty International converted into a UK Real Estate Investment Trust (REIT) on 1 January 2007.

Liberty International owns 100 per cent of Capital Shopping Centres ("CSC"), the premier UK regional shopping centre business, and of Capital & Counties, a retail and commercial property investment and development company.

At 31 December 2007, Liberty International held £8.6 billion of total properties of which UK regional shopping centres comprised 75 per cent and retail property in aggregate 88 per cent. Shareholders' funds (diluted, adjusted) amounted to £4.7 billion. Assets of the group under control or joint control amounted to £11.0 billion at that date.

CAPITAL SHOPPING CENTRES has interests in 14 UK regional shopping centres amounting to 12.6 million sq.ft. in aggregate including 8 of the UK's top 21 regional shopping centres with a market value of £6.5 billion at 31 December 2007. CSC's largest centres are Lakeside, Thurrock; MetroCentre, Gateshead; Braehead, Renfrew, Glasgow; The Harlequin, Watford; and Manchester Arndale. In addition, CSC has three major development projects in progress or with planning permission in Cardiff, Newcastle and Oxford.

CAPITAL & COUNTIES owned assets of £2.2 billion at 31 December 2007 amounting to 7.2 million sq.ft. in aggregate. Capital & Counties had around £664 million invested in the Covent Garden area including the historic Covent Garden Market, and around £353 million in Central London, primarily through the Great Capital Partnership, a joint venture with Great Portland Estates plc. Capital & Counties acquired 50 per cent of EC&O Venues (Earls Court and Olympia Group) in 2007 for a sum that valued the assets at approximately £375 million. In addition, Capital & Counties had interests in the USA amounting to £381 million (2.7 million sq.ft.), predominantly comprising retail assets in California, including the 856,000 sq.ft. Serramonte Shopping Centre, Daly City, San Francisco.

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